U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

	A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

The Perficient 401(k) Employee Savings Plan

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Bldg B Suite 220
Austin, Texas 78746

The Perficient 401(k) Employee Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

Table of Contents

Independent Auditor’s Report

Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets Held for Investment Purposes, Form 5500, Schedule H, Part IV, Line 4(i)

Exhibits

Signatures

INDEPENDENT AUDITOR’S REPORT

The Trustees

The Perficient 401(k) Employee Savings Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits (Form 5500, Schedule H) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001 (Form 5500, Schedule H) of the Perficient 401(k) Employee Savings Plan.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient 401(k) Employee Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Wipfli Ullrich Bertelson LLP

June 4, 2003
Eau Claire, Wisconsin

The Perficient 401(k) Employee Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments - At fair value:
Hartford Life:
Mutual funds	$1,836,271	$1,416,825
Employer securities	33,450	23,873
General insurance account	—	272,333
Participant loans	53,352	52,401

Total investments	1,923,073	1,765,432

Receivables:
Due from Compete, Inc. Profit Sharing Trust	—	209

NET ASSETS AVAILABLE FOR BENEFITS	$1,923,073	$1,765,641

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(374,518)	$(258,889)
Participant loan interest	4,146	921
Net investment loss	(370,372)	(257,968)

Contributions:
Employee	771,321	800,063
Employer	124,978	127,088
Rollover	—	172,768
Total contributions	896,299	1,099,919

Transfer from Compete, Inc. Profit Sharing Trust	—	272,476
Total additions	525,927	1,114,427

Deductions from net assets attributed to:
Benefits paid directly to participants	368,355	349,337
Administrative expenses	140	285
Total deductions	368,495	349,622

Net increase	157,432	764,805

Net assets available for benefits:
Beginning of year	1,765,641	1,000,836
End of year	$1,923,073	$1,765,641

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan

Notes to Financial Statements

1.                                      Description of Plan

The following description of The Perficient 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute up to 20% of their pretax annual compensation to any of the investment funds. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching contributions up to specified amounts at its discretion. The Company may not make a contribution to the Plan for any Plan year to the extent the contribution would exceed the participant’s maximum permissible amount. The matching contribution for 2002 and 2001 was 25% of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment funds. The investment options available are Janus Worldwide Fund, Janus Twenty Fund, Janus Balanced Fund, American Century Ultra Fund, American Century Income and Growth Fund, T. Rowe Price Mid Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, Putnam High Yield Advantage Fund, Hartford Index Fund, Hartford Money Market HLS, and Perficient, Inc. Common Stock.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company matching contributions vest based on years of service as follows:

Years of Service	Nonforfeitable Percentage

Less than 1	0
1	33
2	66
3 or more	100

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant’s death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death, or if the participant reaches age 70 ½ while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Forfeited Accounts

In accordance with the Plan provisions, the forfeitures of participants leaving the Plan are reallocated to the remaining participants. Forfeitures during the years ended December 31, 2002 and 2001, were $9,278 and $10,678, respectively.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance, or $50,000. Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments, which are reported when paid.

Valuation of Investments

Investments in mutual funds, employer securities, and the general insurance account are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.                                      Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2002:

Current Value

Janus Worldwide Fund	$270,925
Janus Twenty Fund	335,192
Janus Balanced Fund	147,724
American Century Ultra Fund	191,842
T. Rowe Price Mid Cap Growth Fund	232,774
T. Rowe Price Small Cap Stock Fund	105,338
Hartford Index Fund	114,431
Hartford Money Market HLS	297,727

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2002	2001

General Insurance Account	$(155)	$67
Mutual funds	(351,061)	(212,110)
Employer securities	(23,302)	(46,846)
	$(374,518)	$(258,889)

4.                                      Income Tax Status

The Plan’s latest determination letter is dated August 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the application requirements of the Internal Revenue Code. Effective January 1, 2002, the Plan was amended and restated to comply with applicable law changes. Perficient, Inc. believes the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

6.                                      Party-In-Interest Transactions

As of December 31, 2002 and 2001, the Plan held 98,365 and 25,349 shares, respectively, of Perficient, Inc. common stock. Total outstanding Perficient, Inc. common stock was approximately 10.5 million shares.

During the years ended December 31, 2002 and 2001, the Plan had the following transactions involving the Perficient, Inc. common stock investment:

	2002	2001

Shares purchased	114,837	29,037
Shares sold	41,821	3,948
Cost of shares purchased	$69,930	$78,090
Loss realized on shares sold	$(16,690)	$(5,270)

The Plan is administered by trustees consisting of officers and employees of the Company.  The Company pays all administrative expenses of the Plan.

Supplemental Schedule

The Perficient 401(k) Employee Savings Plan

FEIN: 74-2853258; Plan No. 001

Schedule of Assets Held for Investment Purposes

December 31, 2002

Form 5500, Schedule H, Part IV, Line 4(i)

(b) Identity of Issue	(c) Description of Asset	(d) Cost	(e) Current Value

Janus:
Worldwide	Mutual fund	$369,351	$270,925
Twenty	Mutual fund	454,946	335,192
Balanced Fund	Mutual fund	157,259	147,724
American Century:
Ultra Fund	Mutual fund	248,086	191,842
Income and Growth Fund	Mutual fund	107,769	89,099
T. Rowe Price:
Mid Cap Growth Fund	Mutual fund	277,527	232,774
Small Cap Stock Fund	Mutual fund	115,178	105,338
Putnam High Yield Advantage Fund	Mutual fund	51,599	51,219
Hartford Life Insurance Company:
Index Fund	Mutual fund	134,676	114,431
Money Market HLS	Mutual fund	295,999	297,727
Perficient, Inc.	Employer securities	82,518	33,450
Participant Loans	Interest rate 7.50%	—	53,352
		$2,294,908	$1,923,073

See Independent Auditor’s Report.

Exhibits

Exhibit Number	Description
23.1	Consent of Wipfli Ullrich Bertelson LLP

99.1	Certification of Chief Executive Officer and Chief Financial Officer of Perficient, Inc. pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient 401(k) Employee Savings Plan

/s/ Mark D. Mauldin
Mark D. Mauldin
Date: June 30, 2003	Chief Financial Officer